August 22, 2018

Robert P. Atwell
Chairman, President, and Chief Executive Officer
Sky440, Inc.
300 Spectrum Center Drive, Suite 400
Irvine, CA 92618

       Re: Sky440, Inc.
           Offering Statement on Form 1-A
           Amended Offering Statement on Form 1-A
           Filed July 26 and 27, 2018
           File No. 24-10873

Dear Mr. Atwell:

       We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed July 26, 2018 and Amended Offering Statement on Form
1-A filed July 27, 2018

General

1. It appears that you are no longer incorporated in Nevada. Please update your disclosures and appropriate exhibits.
2. We note that your subscription agreement includes an exclusive forum provision. Please revise your offering statement to include disclosure of the exclusive forum provision in your subscription agreement.
Offering Statement on Form 1-A filed July 26, 2018 and Amended Offering Statement filed on
July 27, 2018
 Robert P. Atwell
Sky440, Inc.
August 22, 2018
Page 2

Risk Factors
We must successfully identify and evaluate planned acquisition targets and integrate acquisitions, page 6

3. Please expand the disclosures in your filing to discuss any acquisitions that are probable or have occurred. In addition, please tell us your consideration of the guidance in Rules 8-04 and 8-05 of Regulation S-X as it relates to either of these types of acquisitions.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        You may contact Tracie Towner Marine, Staff Accountant, at (202) 551-3744 or Alfred
P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                              Sincerely,
FirstName LastNameRobert P. Atwell
                                                              Division of
Corporation Finance
Comapany NameSky440, Inc.
                                                              Office of
Manufacturing and
August 22, 2018 Page 2                                        Construction
FirstName LastName